Consolidated Statements of Financial Position [unaudited]
As at October 31
[millions of Canadian dollars]	2005	2004
		(Restated Note 1)
Assets
Current
Cash and cash equivalents	$265	$296
Accounts receivable	278	278
Unbilled revenue	115	83
Inventories	163	160
Income taxes recoverable	3	1
Current portion of future tax asset	19	14
Prepaid expenses and other	21	23
Assets held for sale [note 3]	114	51
	978	906

Capital assets	841	785
Future tax asset	118	123
Long-term investments and other [note 14]	159	159
Goodwill	541	548
Other intangible assets	43	55
Assets held for sale [note 3]	-	61
Total assets	$2,680	$2,637

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$353	$294
Deferred revenue	119	101
Income taxes payable	28	33
Current portion of unrealized benefit of future tax asset	16	14
Current portion of long-term debt	13	6
Liabilities related to assets held for sale [note 3]	50	27
	579	475

Long-term debt	455	479
Deferred revenue	26	41
Unrealized benefit of future tax asset	64	82
Other long-term obligations	42	48
Future tax liabilities	69	58
Minority interest	20	21
Liabilities related to assets held for sale [note 3]	-	12
	$1,255	$1,216
Shareholders' equity
Share capital [note 2]	847	833
Retained earnings	604	600
Currency translation adjustment [note 17]	(26)	(12)
	1,425	1,421
Total liabilities and shareholders' equity	$2,680	$2,637
Incorporated under the Canada Business Corporations Act. See accompanying notes

Consolidated Statements of Income [unaudited] [see note 3 - Discontinued Operations]
	Three months to October 31		Year ended October 31
[millions of Canadian dollars, except per share amounts]	2005	2004 (Restated Note 1)	2005	2004 (Restated Note 1)
Net revenues	$390	$375	$1,489	$1,479
Cost of revenues	(231)	(225)	(912)	(886)
Selling, general and administration	(84)	(69)	(307)	(267)
Research and development	(7)	(11)	(31)	(38)
Restructuring [note 4]	(67)	(7)	(72)	(13)
Depreciation and amortization	(19)	(17)	(69)	(65)
Other income (expense) - net [note 6]	(9)	(35)	(17)	(74)
Equity earnings (loss) [note 14]	(7)	-	(5)	1
Operating income (loss)	(34)	11	76	137
Interest expense	(5)	(4)	(21)	(23)
Dividend and interest income	3	1	12	8
Income (loss) from continuing operations before income taxes and minority interest	(36)	8	67	122
Income tax recovery (expense) [note 12]	9	(1)	(17)	(57)
Minority interest - net of tax	(2)	(2)	(8)	(2)
Income (loss) from continuing operations	(29)	5	42	63
(Loss) income from discontinued operations - net of tax [note 3]	(19)	4	(11)	(12)
Net income (loss)	$(48)	$9	$31	$51
Earnings (loss) per share [note 3]
Basic	$(0.34)	$0.06	$0.22	$0.36
Diluted	$(0.34)	$0.06	$0.22	$0.36
See accompanying notes

Consolidated Statements Of Retained Earnings
	Three months to October 31		Year ended October 31
[millions of Canadian dollars]	2005	2004 (Restated Note 1)	2005	2004 (Restated Note 1)
Retained earnings, beginning of period	$657	$607	$600	$572
Net income (loss)	(48)	9	31	51
Repurchase of shares	-	(11)	(8)	(11)
Dividends - cash	(3)	(4)	(14)	(9)
Dividends - stock	(2)	(1)	(5)	(3)
Retained earnings, end of period	$604	$600	$604	$600

Consolidated Statements of Cash Flows [unaudited]
	Three months to October 31		Year ended October 31
[millions of Canadian dollars]	2005	2004 (Restated Note 1)	2005	2004 (Restated Note 1)
Operating activities
Net income (loss)	$(48)	$9	$31	$51
Net income (loss) from discontinued operations	(19)	4	(11)	(12)
Net income (loss) from continuing operations	(29)	5	42	63
Items not affecting current cash flow [note 9]	34	13	92	123
Changes in non-cash working capital balances relating to operations [note 9]	32	23	1	(4)
Net cash provided by continuing operations	37	41	135	182
Cash provided by (used in) discontinued operations	4	5	17	(4)
	41	46	152	178
Investing activities
Acquisitions	(5)	(10)	(7)	(12)
Acquisitions of tax assets	-	-	-	(19)
Effect of deconsolidating MDS Proteomics	-	-	-	(18)
(Increase) decrease in deferred development charges	(4)	4	(18)	-
Purchase of capital assets	(48)	(29)	(126)	(108)
Purchase of technology license [note 6]	(1)	-	(1)	(5)
Proceeds on sale of discontinued operations	11	27	11	35
Proceeds on sale of business and investment	-	-	-	2
Other	(6)	4	(7)	(1)
Net cash used in continuing investing activities	(53)	(4)	(148)	(126)
Net cash used in discontinued operations	(2)	(1)	(5)	(1)
	(55)	(5)	(153)	(127)
Financing activities
Repayment of long-term debt	(1)	(1)	(1)	(2)
Increase (decrease) in deferred income and other long-term obligations	8	3	(1)	14
Payment of cash dividends	(3)	(3)	(14)	(9)
Issuance of shares	4	8	11	18
Repurchase of shares	-	(17)	(13)	(17)
Distribution to minority interest	(1)	(2)	(11)	(11)
Net cash provided by (used in) continuing financing activities	7	(12)	(29)	(7)
Net cash used in discontinued operations	-	-	-	(2)
	7	(12)	(29)	(9)
Effect of foreign exchange rate changes on cash and cash equivalents	(2)	(3)	(1)	(6)
Increase (decrease) in cash position during the period	(9)	26	(31)	36
Net cash position, beginning of period	274	270	296	260
Net cash position, end of period	$265	$296	$265	$296

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies
These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2004, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year's amounts have been restated to reflect the results of discontinued operations.

(a) Accounting Policy Changes

(i) Non-monetary Transactions
In June 2005, the CICA issued Handbook Section 3831 - Non-monetary Transactions (Section 3831) to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this guideline did not have an impact on the Company's results from operations or financial position of the Company for the period.

(ii) Asset Retirement Obligations
The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario. The Company does not have sufficient information at the present time to estimate the fair value of this obligation, and as a result has not recorded this future obligation at October 31, 2005.

(iii) Consolidation of Variable Interest Entities
In 2004, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" (AcG-15), which applies to fiscal years beginning on or after November 1, 2004. AcG-15 establishes specific criteria to determine if an investee is a variable interest entity and if an equity-holder should consolidate the investee's results. This guidance was introduced to harmonize the Canadian accounting treatment with the United States (US) accounting treatment. The adoption of AcG-15 has had no impact on the Company's operations and financial position.

(b) Measurement Uncertainty
To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

(c) Capital Assets
On May 1, 2005, the Company commenced the amortization of capitalized information technology costs related to the Common Business System initiative. These capitalized costs will be amortized on a straight-line basis over seven years. The Company's existing policy amortizes computer systems on a straight-line basis over a maximum of three years. This is a change to reflect the estimated life of these new assets. Amortization recorded in the quarter was $2 million.

2. Share Capital
The following table summarizes information on share capital and related matters at October 31, 2005:

(number of shares in thousands)	Outstanding	Exercisable
Common shares	142,099	n/a
Stock options	9,893	5,854

During the quarter, the Company did not repurchase any Common shares.

3. Discontinued Operations and Assets Held for Sale
The Company has committed to a plan to divest a number of business operations that are no longer part of the Company's strategic plan. During the quarter, the Company's interest in Source Medical Corporation, was classified as a discontinued operation. In addition, in the quarter, the Company's partner in Calgary Laboratory Services LP (CLS) exercised its right to buy out the Company's partnership interest, and as a result, this interest has been classified as a discontinued operation.

In the prior quarter, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and in vitro Pharmacology operations within the MDS Pharma Services business.

The results of total discontinued operations in the quarter and for the year were as follows:

	Three months to October 31		Year ended October 31
	2005	2004	2005	2004
Revenues	$82	$86	$347	$385
Income (loss) from discontinued operations - net of tax	$(19)	$4	$(11)	$(12)

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. At October 31, 2005, assets of certain operations are held for sale. The sale of these operations is expected to occur within one year. An $18 million provision for impairment in the carrying value of goodwill has been recorded for these operations, to reflect anticipated sale proceeds.

Assets held for sale and related liabilities as at October 31, 2005 and 2004 comprised:

	2005	2004
Accounts receivable	$32	$28
Inventory	24	22
Prepaid expenses	1	1
Current assets held for sale	57	51
Capital assets	31	20
Goodwill	26	41
	57	61
Total assets held for sale	114	112

Current liabilities	38	27
Other long-term obligations	12	12
Liabilities related to assets held for sale	$50	$39

The earnings (loss) per share impact of discontinued businesses is as follows:

	Three months to October 31		Year ended October 31
	2005	2004	2005	2004
Earnings (loss) per share, continuing operations	$(0.21)	$0.04	$0.30	$0.44
Earnings (loss) per share, discontinued operations	(0.13)	0.02	(0.08)	(0.08)
Basic earnings (loss) per share	$(0.34)	$0.06	$0.22	$0.36

4. Restructuring Reserves
An analysis of the activity in the provision through October 31, 2005 is as follows:

	Restructuring Charge	Cumulative Drawdown		Reserve Balance at October 31, 2005
		Cash	Non-Cash
Restructuring charge at
2004	$13	$(11)	$-	$2
2005	72	(24)	(9)	39
	$85	$(35)	$(9)	$41

The Company recorded a restructuring charge of $67 million in the fourth quarter, allocating $50 million to the Life Sciences segment and $17 million to the Health segment. The restructuring charge included severance of $46 million and other exit charges of $21 million. The other exit charges include a $7 million capital asset write-down and $14 million of costs associated with abandoned information technology infrastructure projects and other planned changes to the Company's information technology support functions along with costs for facility rationalization.

During the quarter, the Company made payments of $22 million in severance and other employee related costs as part of the restructuring initiative.

5. Earnings per Share
a) Dilution

	Three months to October 31		Year ended October 31
[number of shares in millions]	2005	2004	2005	2004
Net income (loss) available to Common shareholders	$(48)	$9	$31	$51
Weighted average number of Common shares outstanding - basic	142	142	142	142
Impact of stock options assumed exercised	-	1	-	1
Weighted average number of Common shares outstanding - diluted	142	143	142	143

b) Pro Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to October 31		Year ended October 31
		2005	2004	2005	2004
Pro forma net income (loss) available to Common shareholders		$(49)	$7	$26	$43
Pro forma earnings (loss) per share	- basic	$(0.35)	$0.05	$0.18	$0.30
	- diluted	$(0.35)	$0.05	$0.18	$0.30

During the quarter, the Company granted 26,000 options (2004 - 11,000) at an average exercise price of $20.84 (2004 - $19.68). These options have a fair value determined using the Black- Scholes model of $7.01 per share (2004 - $6.86) based on the following assumptions for the quarter ended October 31, 2005:

	2005	2004
Risk-free interest rate	3.9%	4.3%
Expected dividend yield	0.68%	1.0%
Expected volatility	0.321	0.342
Expected time to exercise (years)	5.25	5.25

The Company approved in the quarter a change to the stock option plan, which would change the vesting period of stock options granted beginning in 2006, from five years to three years, with a change in expiration from ten years to seven years.

6. Other Income (Expense) - Net

	Three months to October 31		Year ended October 31
	2005	2004	2005	2004
Writedown of intangible assets	$-	$(15)	$-	$(15)
Writedown of long-term investments	(6)	(20)	(6)	(22)
Writedown of other long-term assets	-	-	-	(10)
Gain on patent litigation	-	-	-	14
Gain on sale of business and other	-	-	-	4
Gain on reorganization of MDS Proteomics	-	-	-	8
Write-off of purchased technology	-	-	(8)	-
Writedown of goodwill	-	-	-	(53)
Unrealized loss on interest rate swaps [note 11]	(3)	-	(3)	-
	$(9)	$(35)	$(17)	$(74)

The Company recorded a provision for a US$5 million long-term investment based on its assessment of the carrying value of the investment to the present value of expected future cash flows.

The Company also recorded a mark-to-market loss of $3 million on the ineffectiveness of interest rate swaps.

During the prior year, the Company recorded a provision of $15 million and $20 million to reduce the carrying value of certain intangible assets and long-term investments, respectively, to their estimated net realizable values.

7. Deferred Development Charges
Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Amortization is provided on a straight-line basis, commencing in the year in which the product development is completed and commercial production commences.

During the quarter, $1 million (2004 - $1 million) of capitalized development costs were amortized and charged to income. Year-to-date, $2 million (2004 - $3 million) was expensed.

8. Post Employment Obligations
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During the quarter, the Company amended the terms of certain post-employment health care benefit plans. Effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits. As a result of the changes, the Company recorded a net curtailment gain of $4 million recorded in the quarter. Benefit costs of $1 million were paid in the quarter (2004 - $1 million).

9. Supplementary Cash Flow Information
Non-cash items affecting net income comprise:

	Three months to October 31		Year ended October 31
	2005	2004	2005	2004
Depreciation and amortization	$19	$17	$69	$65
Writedown of investments	6	20	6	22
Minority interest	2	2	11	2
Deferred income	(3)	(5)	(15)	(17)
Future income taxes	(1)	(18)	(4)	(29)
Equity earnings (loss) - net of distribution	9	(1)	12	1
Writedown of intangible assets	-	15	8	15
Writedown of capital assets	7	-	7	10
Writedown of goodwill	3	-	3	63
Gain on sale of business	-	(10)	-	(4)
Stock option compensation	1	-	3	1
Gain on sale of discontinued operations	-	-	(6)	-
Net gain on reorganization of MDS Proteomics	-	-	-	(8)
Unrealized loss on interest rate swaps	3	-	3	-
Other	(12)	(7)	(5)	2
	$34	$13	$92	$123

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31
	2005	2004	2005	2004
Accounts receivable	$(14)	$2	$(2)	$(52)
Unbilled revenue	(8)	19	(32)	4
Inventories	5	4	(9)	23
Accounts payable, accrued liabilities and deferred revenue	57	(8)	51	(14)
Income taxes payable	(13)	-	(7)	26
Other	5	6	-	9
	$32	$23	$1	$(4)

10. Segmented Information

	Three months ended October 31			Three months ended October 31
			2005			2004
	Life Sciences	Health	Total	Life Sciences	Health	Total
Net revenues	$304	$86	$390	$296	$79	$375
Operating income before restructuring	13	20	33	15	3	18
Restructuring activities	(50)	(17)	(67)	(6)	(1)	(7)
Revenues by products and services:
Medical isotopes			96			97
Analytical equipment			73			61
Pharmaceutical research services			135			138
Clinical laboratory services			86			79
Capital expenditures - net	45	3	48	32	(3)	29
Depreciation and amortization	17	2	19	15	2	17

	Year ended October 31			Year ended October 31
			2005			2004
	Life Sciences	Health	Total	Life Sciences	Health	Total
Net revenues	$1,154	$335	$1,489	$1,141	$338	$1,479
Operating income before restructuring	86	62	148	168	63	231
Restructuring activities	(55)	(17)	(72)	(8)	(5)	(13)
Revenues by products and services:
Medical isotopes			325			350
Analytical equipment			286			282
Pharmaceutical research services			543			509
Clinical laboratory services			335			338
Capital expenditures - net	118	8	126	107	1	108
Depreciation and amortization	61	8	69	52	6	58

In the prior year, operating loss for MDS Proteomics for the year-to-date was $81 million. Depreciation and amortization for the year-to-date was $7 million.

11. Financial Instruments

As of October 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$139 million, and in certain circumstances up to US$179 million, at a weighted average exchange rate of C$1.22 maturing over the next 8 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. The interest rate swap contracts are designated as hedges; however, in the fourth quarter, the hedge effectiveness test was not met and a $3 million loss was recorded in other expenses.

The fair market value of foreign exchange options not eligible for hedge accounting amounted to $2 million unrealized gain during the quarter which has been recorded in selling, general and administrative expenses. These contracts are included in accounts payable and are marked to market each period.

The carrying amounts and fair values for all derivative financial instruments are as follows:

			Three months to October 31
		2005		2004
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$4	$7	$-	$41
Currency forward and option	- liabilities	$(1)	$(1)	$(1)	$-
Interest rate swap and option contracts		$(3)	$(3)	$-	$3

12. Income Taxes
A reconciliation of expected income taxes to reported income tax expense is provided below. The effective rate for the quarter was 25% (2004 - 13%). The lower than expected tax recovery results from our inability to recognize tax recoveries on the investment write-down and on elements of the restructuring charge that relate to foreign operations where full valuation allowances exist with respect to tax assets.

	Three months to October 31
	2005	2004
Expected income taxes expense (recovery) at MDS's 35% statutory rate	$(13)	$3
Increase (decrease) to tax expense as a result of:
Benefit of tax losses previously not recognized	(4)	(3)
Investment write-downs	5	4
Restructuring relating to certain foreign jurisdictions	6	-
Other	(3)	(3)
Reported income tax expense (recovery)	$(9)	$1

13. Acquisitions
In the quarter, the Company acquired SkeleTech inc., a therapeutically focused contract research organization providing pre-clinical discovery and development services in bone and central nervous systems biologies, for consideration of US$6 million. The purchase agreement includes a provision for contingent consideration of US$2 million, payable to the vendors if certain profitability levels are attained in fiscal 2006.

Any additional purchase price that becomes payable under the terms of the earn-out provision will be recorded when the amount of the payment becomes measurable. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the net assets acquired based on management's best estimate of fair values.

The total cost of the acquisition has been allocated as follows:

2005
Working capital	$(1)
Capital assets and other	1
Goodwill	6
Total cash consideration	$6

14. Guarantees
In 2003, the Company undertook to guarantee a $20 million bank loan on behalf of an investee, Hemosol Corp. (the "Borrower"), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan.

In the second quarter of 2005, the term of the Borrower's credit facility was extended to May 25, 2007 and the guarantee was extended from June 20, 2005 to June 30, 2007. As consideration for the extension, the Company received warrants to purchase up to 2.75 million common shares (687,500 post-consolidation) of the Borrower at an exercise price of $0.84 per share ($3.36 per share post-consolidation) with a term of five years from the date of issuance. The Company believed that the fair value of the units was nominal, and accordingly ascribed no value to these units.

The Company now accounts for its investment in the Borrower using the equity method of accounting. The Company's share of the investee's losses exceeds the carrying amount of the investment, and a $7 million equity loss adjustment was recorded in the quarter.

Subsequent to quarter-end, the Borrower entered receivership. As a result of the receivership, the Borrower's bank has requested payment by the Company of the amounts due on the bank loan. On December 8, 2005, the Company remitted $20 million to the bank and, in turn, assumed the loan and the senior security position held by the bank. Due to measurement uncertainty, the Company is not able to determine if sufficient proceeds from the sale of the assets of the Borrower will be available to recover the Company's investment.

15. Contractual Obligations
The Company entered into a new cobalt supply agreement with Bruce Power LP, which became effective January 1, 2005. The agreement has a term of 14 years.

16. Subsequent Events
Subsequent to the quarter-end, the Company sold its interest in Source Medical Corporation for gross proceeds of $79 million.

17. Comparative Figures
Certain figures for the previous year have been reclassified to conform to the current year's financial statement presentation. In addition, segmented information for 2004 has been restated to reflect the discontinued operations reported.

During the quarter, the Company changed its method of translating certain components of the net investment in self-sustaining foreign subsidiaries, which resulted in a credit to Goodwill and a debit to Cumulative Translation Adjustment in the amount of $83 million. The prior period has been adjusted to reflect this change.